September 29, 2010

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street N.W.
Washington, D.C. 20549

Re:	China Sky One Medical, Inc.
Rule 477 Application for Withdrawal of
Registration Statement on Form S–1
Initially filed on April 11, 2008
File No. 333-150209

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), China Sky One Medical, Inc., a Nevada corporation (the “Company”), hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-150209) (the “Registration Statement”), initially filed with the Commission on April 11, 2008, together with all exhibits thereto, effective as of the date first set forth above.

The Registration Statement covered the resale of certain shares of the Company’s common stock, $0.001 par value per share (the “Shares”), by the Selling Stockholders named therein.  The Registration Statement was filed over two years ago and has not been updated since such filing.  After submission of this withdrawal request, the Company intends to file a registration statement on Form S-3 to register for resale the portion of the Shares for which it is still contractually required to do so.

The Company confirms that the Registration Statement has not been declared effective, no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein, and no preliminary prospectus contained in the Registration Statement has been distributed.

The Company also requests, in accordance with Rule 457(p) of the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

We would appreciate if you would please provide Jeffrey A. Rinde, of Blank Rome LLP, the Company’s legal counsel, a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available.  The facsimile number is (212) 885-5001.

U.S. Securities and Exchange Commission
Division of Corporation Finance
September 29, 2010

Thank you for your assistance with this application for withdrawal.  If you have any questions or require any further information, please contact Eric C. Mendelson, of Blank Rome LLP, at (212) 885-5000.

Very truly yours,

CHINA SKY ONE MEDICAL, INC.

By:	/s/ Liu Yan-qing
Name: Liu Yan-qing
Title: Chief Executive Officer